SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Western Refining Logistics, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Lowry Barfield

123 W. Mills Avenue, Suite 200

El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 95931Q 205	Page 2 of 14

1	Name of Reporting Person Western Refining, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 29,809,500 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,809,500 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 29,809,500 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.3%**
14	Type of Reporting Person CO

*	Consists of 6,998,500 common units and 22,811,000 subordinated units representing limited partner interests in Western Refining Logistics, LP. Western Refining Company, L.P. is the record holder of 6,998,500 common units and 6,643,730 subordinated units. Western Refining Southwest, Inc. is the record holder of 16,167,270 subordinated units. Western Refining, Inc. may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) the non-economic general partner interest in Western Refining Logistics, LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 16, 2013, the closing date of the initial public offering of common units of Western Refining Logistics, LP. Excluding any common units issuable upon the conversion of subordinated units which may be deemed beneficially owned by Western Refining, Inc., Western Refining, Inc. beneficially owns 6,998,500 common units, representing 30.7% of the common units outstanding as of October 16, 2013. Please see the disclosure included in the paragraph marked with an asterisk above for additional information.

CUSIP No. 95931Q 205	Page 3 of 14

1	Name of Reporting Person Giant Industries, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 16,167,270 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 16,167,270 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 16,167,270 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.4%**
14	Type of Reporting Person CO

*	Consists of 16,167,270 subordinated units representing limited partner interests in Western Refining Logistics, LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 16, 2013, the closing date of the initial public offering of common units of Western Refining Logistics, LP. Excluding any common units issuable upon the conversion of subordinated units which may be deemed beneficially owned by Giant Industries, Inc., Giant Industries, Inc. does not beneficially own any common units. Please see the disclosure included in the paragraph marked with an asterisk above for additional information.

CUSIP No. 95931Q 205	Page 4 of 14

1	Name of Reporting Person Western Refining Southwest, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 16,167,270 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 16,167,270 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 16,167,270 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.4%**
14	Type of Reporting Person CO

*	Consists of 16,167,270 subordinated units representing limited partner interests in Western Refining Logistics, LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 16, 2013, the closing date of the initial public offering of common units of Western Refining Logistics, LP. Excluding any common units issuable upon the conversion of subordinated units which may be deemed beneficially owned by Western Refining Southwest, Inc., Western Refining Southwest, Inc. does not beneficially own any common units. Please see the disclosure included in the paragraph marked with an asterisk above for additional information.

CUSIP No. 95931Q 205	Page 5 of 14

1	Name of Reporting Person Western Refining GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 13,642,230 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 13,642,230 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 13,642,230 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.9%**
14	Type of Reporting Person OO

*	Consists of 6,998,500 common units and 6,643,730 subordinated units representing limited partner interests in Western Refining Logistics, LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 16, 2013, the closing date of the initial public offering of common units of Western Refining Logistics, LP. Excluding any common units issuable upon the conversion of subordinated units which may be deemed beneficially owned by Western Refining GP, LLC, Western Refining GP, LLC beneficially owns 6,998,500 common units, representing 30.7% of the common units outstanding as of October 16, 2013. Please see the disclosure included in the paragraph marked with an asterisk above for additional information.

CUSIP No. 95931Q 205	Page 6 of 14

1	Name of Reporting Person Western Refining Company, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 13,642,230 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 13,642,230 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 13,642,230 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.9%**
14	Type of Reporting Person OO

*	Consists of 6,998,500 common units and 6,643,730 subordinated units representing limited partner interests in Western Refining Logistics, LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 16, 2013, the closing date of the initial public offering of common units of Western Refining Logistics, LP. Excluding any common units issuable upon the conversion of subordinated units which may be deemed beneficially owned by Western Refining Company, L.P., Western Refining Company, L.P. beneficially owns 6,998,500 common units, representing 30.7% of the common units outstanding as of October 16, 2013. Please see the disclosure included in the paragraph marked with an asterisk above for additional information.

CUSIP No. 95931Q 205	Page 7 of 14

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) and subordinated units representing limited partner interests (“subordinated units” and collectively with the common units, the “units”) of Western Refining Logistics, LP (the “Partnership”). The address of the principal executive offices of the Partnership is 123 W. Mills Avenue, El Paso, Suite 200, Texas 79901.

Item 2. Identity and Background

(a) This Statement is filed by:

(i)	Western Refining, Inc., a Delaware corporation (“Western”);

(ii)	Giant Industries, Inc., a Delaware corporation (“Giant”);

(iii)	Western Refining Southwest, Inc., an Arizona corporation (“WRSW”);

(iv)	Western Refining GP, LLC, a Delaware limited liability company (“Refining GP”); and

(v)	Western Refining Company, L.P., a Delaware limited partnership (“WRCLP” and, together with Western, Giant, WRSW and Refining GP, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is a public company and owns 100% of the equity interests of Giant and Refining GP. Giant owns 100% of the equity interests of WRSW, and WRSW owns 100% of the equity interests of Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“the “General Partner”). The General Partner owns all of the incentive distribution rights in the Partnership (the “incentive distribution rights”). Refining GP is the general partner of WRCLP.

WRCLP is a limited partner of the Partnership and the record holder of 6,998,500 common units and 6,643,730 subordinated units of the Partnership, representing a 29.9% limited partner interest. WRSW is a limited partner of the Partnership and the record holder of 16,167,270 subordinated units, representing a 35.4% limited partner interest.

(b) The business address of Western, which also serves as its principal office, is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901. The business address of Giant and WRSW, which also serves as their respective principal offices, is 1250 W. Washington, Suite 101, Tempe, Arizona 85281. The business address of Refining GP and WRCLP, which also serves as their respective principal offices, is 6500 Trowbridge Drive, El Paso, Texas 79905.

(c) The principal business of:

(i)	Western is to hold equity interests in Giant, Refining GP and other entities;

CUSIP No. 95931Q 205	Page 8 of 14

(ii)	Giant is to hold equity interests in WRSW;

(iii)	WRSW is the refining and marketing of refined products and the operation of retail convenience stores, crude oil and finished product truck transports and wholesale petroleum products operations;

(iv)	WRCLP is the refining and marketing of refined products; and

(v)	Refining GP is to hold a general partner interest in WRCLP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Western, Giant, WRSW, Refining GP or WRCLP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On October 16, 2013, in connection with the closing of the Partnership’s initial public offering (the “IPO”), the following transactions, among others, occurred pursuant to the Contribution, Conveyance and Assumption Agreement, dated October 16, 2013 (the “Contribution Agreement”), by and among Partnership, the General Partner, WRSW, San Juan Refining Company, LLC (“SJR”), Western Refining Pipeline, LLC (“WRP”) and Western Refining Terminals, LLC (“WRT”), WRCLP and Western:

•	SJR agreed to distribute certain logistics assets, including a refined products terminal in Bloomfield, New Mexico and certain assets related thereto, but excluding the land underlying such assets, to WRSW;

•	WRP agreed to distribute certain assets, including (a) the non-operating segment of WRP’s 16” pipeline commonly referred to as the “Tex NewMex pipeline” and certain assets related thereto, and (b) all cash, inventory, receivables and other Collateral (as defined in the Contribution Agreement), in each case held by WRP, to WRSW;

•	WRT agreed to distribute certain assets, including (a) a refined products terminal in Flagstaff, Arizona and certain assets related thereto, and (b) all cash, inventory, receivables and other Collateral, in each case held by WRT, to WRSW;

•	WRSW agreed to contribute certain pipeline and gathering assets, including the gathering and mainline system commonly referred to as the “Four Corners System” and certain assets related thereto, to WRP;

•	WRSW agreed to contribute certain terminal, transportation and storage assets, including (a) a tank farm and a refined products terminal located within WRSW’s refinery in Gallup, New Mexico and certain assets related thereto, and (b) a refined products terminal in Bloomfield, New Mexico and certain assets related thereto, but in each instance excluding the land underlying such assets, to WRT;

CUSIP No. 95931Q 205	Page 9 of 14

•	WRSW agreed to grant, contribute, convey, assign, transfer, set over and deliver to the Partnership, its successors and its assigns, for its and their own use forever, all right, title and interest in and to (a) 100% of the outstanding limited liability company interests in WRP and (b) 100% of the outstanding limited liability company interests in WRT (the “Subsidiary Interests”) in exchange for (i) 16,167,270 subordinated units representing a 35.4% limited partner interest in the Partnership, (ii) the issuance to the General Partner of all of the equity interests in the Partnership classified as “Incentive Distribution Rights” under the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), (iii) the right to receive, upon the expiration of the underwriters’ option to purchase additional units, a distribution, potentially in whole or in part for reimbursement of pre-formation capital expenditures, in an amount equal to the aggregate amount of cash, if any, contributed by the underwriters to the Partnership on the option closing date(s) with respect to common units and (iv) the right to receive $110,850,000 in proceeds from the Offering, potentially in whole or in part for reimbursement of pre-formation capital expenditures; and

•	WRCLP agreed to contribute (a) certain terminal, transportation and storage assets to WRT, including (i) a tank farm, a products terminal and an asphalt plant and terminal located within WRCLP’s refinery in El Paso, Texas and certain assets related thereto but excluding the land underlying such assets, (ii) an asphalt terminal in Albuquerque, New Mexico and certain assets related thereto, (iii) an asphalt terminal in Phoenix, Arizona and certain assets related thereto, and (iv) WRCLP’s right, title and interest in and to an asphalt terminal in Tucson, Arizona and certain assets related thereto, and (b) certain pipeline and gathering assets to WRP, including (i) a crude oil station in McCamey, Texas and certain assets related thereto, and (ii) a 4” crude oil pipeline commonly referred to as the “Riverbend 4” Gathering Pipeline” and certain assets related thereto in exchange for (1) 6,998,500 Common Units and 6,643,730 Subordinated Units representing a 29.9% limited partner interest in the Partnership and (2) the right to receive $134,550,000 in proceeds from the Offering, potentially in whole or in part for reimbursement of pre-formation capital expenditures.

Upon the termination of the subordination period as set forth in the Partnership Agreement, the subordinated units are convertible into common units on a one-for-one basis.

On October 16, 2013, certain Covered Persons acquired with personal funds common units through the Partnership’s directed unit program at the initial public offering price of $22.00 per common unit, as noted on Schedule 1 attached hereto. Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons and Covered Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 4. Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Partnership in connection with the IPO. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The subordinated units owned of record by WRSW and WRCLP are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons or otherwise.

(b) None.

(c) None.

CUSIP No. 95931Q 205	Page 10 of 14

(d) Western, as indirect owner of the General Partner, intends to increase the size of the General Partner’s board of directors to seven members and appoint one additional independent director to fill such vacancy within one year from the effective date of the Partnership’s Registration Statement on Form S-1 (File No. 331-190135). The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is ultimately controlled by Western. Some of Western’s executive officers and directors will also serve as executive officers or directors of the General Partner. Specifically, six of the seven executive officers of the General Partner are also executive officers of Western, and three of the five directors of the General Partner are also directors of Western. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. Through its ownership of 100% of the equity interests in Giant, which owns 100% of the equity interest in WRSW, Western will have the ability to elect all the members of the board of directors of the General Partner. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Statement, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

On October 16, 2013, certain of the Covered Persons acquired common units through the Partnership’s directed unit program, as noted on Schedule 1 attached hereto, for investment purposes. To the Reporting Persons’ knowledge, none of the Covered Persons have, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 45,622,000 units issued and outstanding as of the closing of the IPO) are as follows:

Western

(a)	Amount beneficially owned: 29,809,500 units Percentage: 65.3%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 29,809,500 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 29,809,500 units

CUSIP No. 95931Q 205	Page 11 of 14

Giant

(a)	Amount beneficially owned: 16,167,270 units Percentage: 35.4%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,167,270 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,167,270 units

WRSW

(a)	Amount beneficially owned: 16,167,270 units Percentage: 35.4%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,167,270 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,167,270 units

Refining GP

(a)	Amount beneficially owned: 13,642,230 units Percentage: 29.9%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 13,642,230 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 13,642,230 units

WRCLP

(a)	Amount beneficially owned: 13,642,230 units Percentage: 29.9%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 13,642,230 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 13,642,230 units

Certain of the Covered Persons acquired common units through the Partnership’s directed unit program, as noted on Schedule 1 attached hereto.

(c) Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

CUSIP No. 95931Q 205	Page 12 of 14

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and WRSW, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.2875 per common unit and subordinated unit per quarter ($1.15 per common unit and subordinated unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution,” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2013, based on the actual length of that period.

The Partnership Agreement requires the Partnership to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.” The Partnership Agreement requires that the Partnership distribute all of its available cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2875 plus any arrearages from prior quarters;

•	second, the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2875; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $0.3306.

If cash distributions to the unitholders exceed $0.3306 per unit in any quarter, the General Partner will receive increasing percentages, up to 50%, of the cash the Partnership distributes in excess of that amount. The rights to receive these distributions are referred to as incentive distribution rights.

Conversion of Subordinated Units

The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units will not accrue arrearages.

The subordination period will end on the first business day after the Partnership has earned and paid distributions of available cash of at least (a) $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, or (b) $1.725 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2014, in each case provided there are no arrearages in the payment of the minimum quarterly distributions on the Partnership’s common units at that time. The subordination period also will end upon the removal of the General Partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

CUSIP No. 95931Q 205	Page 13 of 14

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s units, including units owned by the General Partner and its affiliates, voting together as a single class. Because Western owns 65.3% of the Partnership’s outstanding units, and indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (a) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed, and (b) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), WRSW has the right to elect the members of the board of directors of the General Partner.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 22, 2013 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.3 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 22, 2013, which is incorporated in its entirety in this Item 6.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, Western and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein, dated October 9, 2013, relating to the IPO (the “Underwriting Agreement”), Western, WRSW, WRCLP, the executive officers of the General Partner and the directors of Western and the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 15, 2013, which is incorporated in its entirety in this Item 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Partnership.

CUSIP No. 95931Q 205	Page 14 of 14

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36114) filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2013 and incorporated herein by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Refining Logistics GP, LLC (attached as Exhibit 3.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36114) filed with the Commission on October 22, 2013 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Western Refining Logistics, LP, Western Refining Logistics GP, LLC, Western Refining Southwest, Inc., San Juan Refining Company, LLC, Western Refining Pipeline, LLC, Western Refining Terminals, LLC, Western Refining Company, L.P. and Western Refining, Inc., dated October 16, 2013 (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36114) filed with the Commission on October 22, 2013 and incorporated herein by reference).

Exhibit E	Underwriting Agreement by and among the Western Refining Logistics, LP, Western Refining Logistics GP, LLC, Western Refining, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein, dated October 9, 2013 (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36114) filed with the Commission on October 15, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013	WESTERN REFINING, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

GIANT INDUSTRIES, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer and Director

WESTERN REFINING SOUTHWEST, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

WESTERN REFINING GP, LLC

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

	By:	/s/ Lowry Barfield
	Name:	Lowry Barfield
	Title:	Senior Vice President—Legal, General Counsel and Secretary

WESTERN REFINING COMPANY, L.P. By: Western Refining GP, LLC, its general partner

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

Schedule I

Directors of Western Refining, Inc.

Jeff A. Stevens

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 502,500 common units*                                          Percentage: 1.1%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 502,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 502,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Carin M. Barth

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President of LB Capital, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units*                                                      Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 250,000 common units*                                          Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 250,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 250,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman of WestStar Bank

Citizenship: USA

Amount beneficially owned: 30,000 common units*                                              Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 30,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 30,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Sigmund L. Cornelius

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 2,500 common units*                                                  Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.

Citizenship: USA

Amount beneficially owned: 10,000 common units*                                                Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 10,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 10,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 25,000 common units*                                                Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 25,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 25,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

William D. Sanders

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chairman of Strategic Management Partners and Strategic Growth Bank Incorporated

Citizenship: USA

Amount beneficially owned: 0 common units*                                                          Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Ralph A. Schmidt

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 20,000 common units*                                                Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 20,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 20,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Mark J. Smith

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President – Refining and Marketing of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 25,000 common units*                                              Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 25,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 25,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Gary R. Dalke

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Financial Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 7,500 common units*                                                  Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 7,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 7,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

William R. Jewell

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Accounting Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units*                                                          Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Lowry Barfield

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President - Legal, General Counsel and Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units*                                                          Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Jeffrey S. Beyersdorfer

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President - Treasurer, Director of Investor Relations and Assistant Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 1,500 common units*                                                          Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,500
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 1,500
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

(see above)

Sole Shareholder of Giant Industries, Inc.

Western Refining, Inc.

Directors of Giant Industries, Inc.

Jeff. A Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

Executive Officers of Giant Industries, Inc.

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

William R. Jewell

(see above)

Lowry Barfield

(see above)

Jeffrey S. Beyersdorfer

(see above)

Sole Shareholder of Western Refining Southwest, Inc.

Giant Industries, Inc.

Directors of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

Scott D. Weaver

(see above)

Mark J. Smith

(see above)

Executive Officers of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

William R. Jewell

(see above)

Lowry Barfield

(see above)

Jeffrey S. Beyersdorfer

(see above)

Sole Member of Western Refining GP, LLC

Western Refining, Inc.

Managers of Western Refining GP, LLC

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

Lowry Barfield

(see above)

General Partner of Western Refining Company, L.P.

Western Refining GP, LLC

*	Common units were acquired pursuant to the Western Refining Logistics, LP directed unit program.
**	Less than 1%.